Exhibit 21.1

Subsidiaries of First Person Ltd.

The following is a list of subsidiaries of First Person Ltd. and the jurisdiction in which each was organized, as of the date of this Prospectus. All subsidiaries are wholly-owned unless otherwise noted.

Name of Subsidiary	Jurisdiction of Organization
First Person, Inc.	Delaware
TruMed Limited	Jamaica